UNITED STATES	SEC FILE NUMBER 001-12471
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	CUSIP NUMBER 040044 109

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: April 30, 2026
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended: ____________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ocean Power Technologies, Inc.
Full Name of Registrant
Former Name if Applicable 28 Engelhard Drive, Suite B
Address of Principal Executive Office (Street and Number) Monroe Township, NJ 08831
City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

Ocean Power Technologies, Inc. (the “Company”) has determined that it is not in a position to file its Annual Report on Form 10-K within the prescribed time period without unreasonable effort or expense, as additional time is required to complete certain procedures in connection with the preparation and audit of its financial statements. The registrant anticipates that it will file the Form 10-K within the fifteen-day extension period provided by Exchange Act Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert Powers, Chief Financial Officer	(609)	730-0400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

Certain statements made herein are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words and phrases such as “will”, “may”, “should”, “future”, “promptly”, “expect”, “estimate”, “anticipate,” “intends”, “plans”, “subject to”, and “change” and other similar expressions that predict or indicate future events or trends or that are not statements of historical fact. Such statements may include, but are not limited to, statements concerning our beliefs and expectations relating to the filing of the 2026 Form 10-K and the estimated reporting of financial results. These statements are based on current expectations on the date hereof and involve a number of risks and uncertainties that may cause actual results to differ significantly. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, including, but not limited to, the risk that the Company is not able to complete and file the 2026 Form 10-K in the time period that it currently expects. Other important factors are discussed in detail in “Part I. Item 1A. – Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended April 30, 2025, as amended and as updated by the Company’s other subsequent filings with the Securities and Exchange Commission. Many of these risks, uncertainties, assumptions and other important factors are outside the Company’s control and could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.

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Ocean Power Technologies, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	July 29, 2026	By	/s/ Robert Powers
Robert Powers
Chief Financial Officer

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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

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